February 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Pamela Long

Re:                             GMS Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-215890

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as Representatives of the several underwriters, hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m., Eastern time, on February 22, 2017 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as Representatives of the several underwriters, have and will, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

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Very truly yours,

BARCLAYS CAPITAL INC.
CREDIT SUISSE SECURITIES (USA) LLC
RBC CAPITAL MARKETS, LLC
As Representatives of the several Underwriters.

By: BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Steve Kongmuang
Name:	Steve Kongmuang
Title:	Director

By: RBC CAPITAL MARKETS, LLC

By:	/s/ Michael A. Goldberg
Name:	Michael A. Goldberg
Title:	Managing Director

[Signature Page to Acceleration Request]